Resolution Relating to Woori Bank’s Interim Dividend Payment

On July 29, 2015, the Board of Directors of Woori Bank passed a resolution recommending a cash dividend of KRW 250 per common share. The record date is June 30, 2015.

Key Details

1)	Dividend per common share (KRW) : 250 (2.5% of market price of common stock)

2)	Total dividend amount (KRW) : 168,317,806,500

•	The total number of shares subject to the dividend payment is 673,271,226 shares.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of the Board of Directors’ resolution date.